Exhibit 99.B(j)1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of American National Investment Accounts, Inc., on Form N-1A of our report dated February 18, 2008, on our audits of the financial statements and financial highlights of American National Investment Accounts, Inc. (comprising the Growth Portfolio, Equity Income Portfolio, Balanced Portfolio, Money Market Portfolio, Government Bond Portfolio, Small-Cap/Mid-Cap Portfolio, High Yield Bond Portfolio and International Stock Portfolio), as of December 31, 2007, and for the years ended December 31, 2007 and 2006, which report is incorporated by reference into this Registration Statement.  We also consent to the reference to our firm under the heading “Financial Statements” appearing in the Statement of Additional Information, which is part of this Registration Statement.

BKD, LLP

/s/ BKD, LLP

Houston, Texas

April 15, 2008